United States securities and exchange commission logo





                             February 12, 2024

       Jinchun Cheng
       Chief Executive Officer
       Xinxu Copper Industry Technology Ltd
       2188 Nanci First Road
       Anhui Xinwu Economic Development Zone
       Wanzhi District, Wuhu City
       Anhui Province, China 241100

                                                        Re: Xinxu Copper
Industry Technology Ltd
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
26, 2024
                                                            CIK No. 0001875994

       Dear Jinchun Cheng:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       October 25, 2023 letter.

       Amendment No. 5 to Draft Registration Statement on Form F-1

       The rules and regulations in China can change quickly with little advance notice..., page 24

   1. We note your response to prior comment 9 and reissue as it relates to your disclosure in this section. Please
revise to restore the paragraphs discussing the general uncertainty regarding PRC
governmental regulation of overseas listings.
 Jinchun Cheng
FirstName LastNameJinchun  ChengLtd
Xinxu Copper Industry Technology
Comapany12,
February  NameXinxu
            2024      Copper Industry Technology Ltd
February
Page 2 12, 2024 Page 2
FirstName LastName
Change in Registrant's Certifying Accountant, page 152

2. Although you disclose in the first paragraph that your former auditor was dismissed on
         October 12, 2023, you also make references to a subsequent interim period ending
         October 5, 2023. Please explain to us the reason for this difference and revise your disclosures as necessary to clarify the dismissal date.
Note 29 - Condensed Financial Information of the Parent Company, page F-31

3. Please revise your disclosures to include condensed statements of cash flows as required by Rule 12-04(a) of Regulation S-X.
       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing